

Mail Stop 3720

May 9, 2006

<u>Via U.S. Mail and Fax (512-742-4115)</u>
Mr. Lynn D. Anderson
Senior Vice President and Chief Financial Officer
Broadwing Corporation
1122 Capital of Texas Highway
Austin, TX 78746

   Re: Broadwing Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 6, 2006

      File No. 0-30989

Dear Mr. Anderson:

   We have reviewed your supplemental response letter dated April 7, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-K for the Fiscal Year ended December 31, 2005</u>

<u>Note 17 – Commitments and Contingencies</u>

<u>Legal Matters, page 68</u>

1. Please refer to prior comment 7. The disclosure in your Form 10-K for the period ended December 31, 2005 states that "Broadwing will pay to Ciena a total of $35 million in three equal annual installments, of which $33 million of the total payment <u>may</u> be used as credits toward the purchase of Ciena equipment and services…during the second quarter of 2005, the Company made the first annual payment of $11 million to Ciena, while the remaining $22 million will be paid half in the second quarter of 2006 and the other half in the second quarter of 2007." Tell us why the full amount related to this settlement agreement should not be accounted for as a liability under the guidance of FASB Concepts Statement No. 6.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director